UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated February 1, 2006

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-________

Enclosures: Rhodia completes sale of its Silicones business to China National Bluestar Corporation.

PRESS RELEASE

RHODIA COMPLETES SALE OF ITS SILICONES BUSINESS

TO CHINA NATIONAL BLUESTAR CORPORATION

Paris, February 1, 2007----- Rhodia today announced the finalization of the sale of its Silicones business to China National BlueStar Corporation.

This business generated sales of €417 million in 2005 and has a total of 1,200 employees. It is mainly situated in Europe, with major production sites at Saint-Fons and Roussillon, in France.

In addition, the Group sold Rhodia Organics’ Sulfuric Products activity to Adisseo, subsidiary of China National BlueStar Corporation. This business generated sales of €47 million in 2005 and has a total of 67 employees. It is based at Les Roches de Condrieu, in France.

Rhodia CEO Jean-Pierre Clamadieu said : “This divestment constitutes the last step of the plan we launched in 2003 to restore profitability and to focus the Group’s portfolio on businesses in which we hold strong leadership positions. This will contribute further to the Group’s debt reduction.” Commenting on the operating environment : “Q4 2006 was strong compared to Q4 2005 and therefore we will be in a position to exceed our 2006 objectives. Despite a raw material and energy price environment that remains volatile, the start of 2007 gives me full confidence that the Group will continue on its route of profitable growth.”

China National BlueStar (Group) Corporation is a large-scale state-owned enterprise, which is a specialized subsidiary of ChemChina Group Corporation. Headquartered in Beijing, being a leading company in China’s chemical industry, BlueStar filled many technology blanks in the fields of new chemical materials, such as organic silicon, engineering plastics and TDI as well as special chemical products and realized its scale production. In 2005, the total asset of BlueStar exceeded RMB 30 billion and the sales revenue reached as much as RMB 30 billion. BlueStar holds stakes of four public listed companies including BlueStar Cleaning Co., BlueStar New Materials Co., BlueStar Petrochemicals Co., and Shenyang Chemicals Co.. BlueStar possesses the biggest organo-silicone production unit in China, which ranks top six in the world and occupies a major market share in China.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in the Performance Materials, Functional Chemicals and Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €5 billion in 2005 and employs around 19,500 people worldwide. Rhodia is listed on Euronext Paris and the New York Stock Exchange.

Contacts
Press Relations
Rita Hillig	+33 (0) 1 53 56 64 04

Investor Relations
James Palmer	+33 (0) 1 53 56 64 89

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2006	RHODIA
	By:	Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer